November 23, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:	Registration Statement for Pacific Advisory Variable Annuity Individual Flexible Premium Deferred Variable Annuity Contract (File No. 333-240071) funded by Separate Account A (File No. 811-09203) of Pacific Life & Annuity Company

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life & Annuity Company and Pacific Select Distributors, LLC (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to November 24, 2020, or as soon thereafter as practicable.

Sincerely,

SEPARATE ACCOUNT A OF PACIFIC LIFE & ANNUITY COMPANY

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

PACIFIC SELECT DISTRIBUTORS, LLC

By:	/s/ Christine Tucker
Christine Tucker
Chief Executive Officer